CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Barbara J. Green

Vice President, Deputy General Counsel and Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

CUSIP No. M8737E108

otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,713,298 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,713,298 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,713,298

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

CUSIP No. M8737E108

14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,781,615

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.0%

CUSIP No. M8737E108

14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,781,615

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. M8737E108

13.0%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,781,615

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. M8737E108

13.0%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

This Amendment No. 3 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2006 (“Amendment No. 1”) and as amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 10, 2006 (“Amendment No. 2”, together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 3, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $52.1 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts which are managed by TAML, Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons to this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005 and of the Staff Determination, received by the Issuer on July 19, 2006, from the Listing Qualifications Department of The Nasdaq Stock Market with regard to the possible delisting of the Ordinary Shares from The Nasdaq Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons hereto, determined to file this Schedule 13D to provide TAML flexibility in order to explore appropriate action it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others. On

CUSIP No. M8737E108

October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer, the English translation of which is attached as Exhibit E to this Schedule 13D, demanding, among other things, that a shareholders meeting be held promptly.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional shares of Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares owned by their investment management clients in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 3,781,615 shares of Ordinary Shares of the Issuer (the “Securities”), representing 13.0% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management

CUSIP No. M8737E108

clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,713,298
Franklin Advisers, Inc.:	4,500
Franklin Templeton Portfolio Advisors, Inc.[1]:	1,063,817

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

_________________________

  Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities. To the extent that FTPA has voting power over any such securities, it has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.

CUSIP No. M8737E108

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,713,298
Franklin Advisers, Inc.:	4,500
Franklin Templeton Portfolio Advisors, Inc.:	1,063,817

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibits B-1, B-2 and B-3 of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective Investment Management Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A: Executive Officers and Directors of Reporting Persons

Exhibit B-3: Transactions in Ordinary Shares from October 9, 2006

Exhibit C-3: Joint Filing Agreement, dated as of August 4, 2006 (incorporated by reference to Exhibit C of the Schedule 13D filed with the SEC on August 4, 2006)

Exhibit D-3: Powers of Attorney (incorporated by reference to Exhibit D of the Schedule 13D filed with the SEC on August 4, 2006)

Exhibit E: Letter, dated October 18, 2006, Sent to the Issuer from Counsel on Behalf of Certain Reporting Persons

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2006

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By: /s/ Barbara J. Green

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to the Original Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to the Original Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By: /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Harmon E. Burns	Vice Chairman, Member – Office of the Chairman, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Vice Chairman, Member – Office of the Chairman, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Director of various other entities	1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Presiding Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management (a capital management firm)	Whale Rock Capital Management 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer and President, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
James R. Baio	Executive Vice President, Chief Financial Officer and Treasurer, FRI (resignation from such offices effective as of October 20, 2006)	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis

Vice President – Enterprise Risk Management, FRI (effective as of October 20, 2006, Senior Vice President, Chief Financial Officer and Treasurer and no longer Vice President – Enterprise Risk Management)

Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard Suntec Tower One, #38-3 Singapore 038987
Gregory E. McGowan	Director, TAML	Templeton Asset Management Ltd. 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong
Wai Kwok Tom Wu (British National (Overseas))	Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the U.S. Securities and Exchange Commission and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. M8737E108

EXHIBIT B-3

TRANSACTIONS IN ORDINARY SHARES FROM OCTOBER 9, 2006

(AND NOT PREVIOUSLY REPORTED)

Each of the transactions described below was a sale by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/10/2006	1,200	11.82
10/10/2006	3,600	11.82
10/10/2006	479	11.96
10/10/2006	8,800	11.82
10/10/2006	500	11.96
10/10/2006	9,600	11.82
10/10/2006	1,600	11.82
10/10/2006	1,000	11.96
10/10/2006	34,800	11.82
10/10/2006	193	11.82
10/10/2006	500	11.96
10/10/2006	18,800	11.82
10/10/2006	800	11.82
10/10/2006	5,200	11.82
10/11/2006	800	11.80
10/11/2006	2,526	11.80
10/11/2006	6,000	11.80
10/11/2006	6,800	11.80
10/11/2006	1,200	11.80
10/11/2006	24,800	11.80
10/11/2006	400	11.80
10/11/2006	13,600	11.80
10/11/2006	800	11.80
10/11/2006	3,600	11.80
10/13/2006	3,367	13.04
10/13/2006	8,400	13.04
10/13/2006	9,200	13.04
10/13/2006	32,800	13.04
10/13/2006	18,000	13.04
10/16/2006	1,742	12.96
10/16/2006	4,400	12.96
10/16/2006	10,800	12.96
10/16/2006	12,400	12.96
10/16/2006	44,800	12.96
10/16/2006	24,000	12.96
10/17/2006	400	12.93

CUSIP No. M8737E108

10/17/2006	675	12.93
10/17/2006	2,000	12.93
10/17/2006	2,000	12.93
10/17/2006	7,600	12.93

CUSIP No. M8737E108

Each of the transactions described below was a purchase by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/9/2006	47	11.94
10/9/2006	80	11.96
10/10/2006	78	11.93
10/11/2006	60	11.77
10/12/2006	72	12.01
10/12/2006	136	12.28
10/16/2006	261	13.13
10/16/2006	425	13.00

Each of the transactions described below was a sale by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/10/2006	92	11.80
10/10/2006	33	11.96
10/10/2006	65	11.94
10/10/2006	25	11.94
10/11/2006	53	11.78
10/11/2006	12	11.78
10/11/2006	100	11.79
10/11/2006	91	11.76
10/11/2006	24	11.76
10/11/2006	109	11.76
10/11/2006	122	11.76
10/11/2006	298	11.76
10/12/2006	173	11.98
10/12/2006	158	12.43
10/12/2006	121	12.65
10/12/2006	151	12.65
10/12/2006	91	11.97
10/12/2006	148	11.80
10/13/2006	8	12.96
10/13/2006	13	12.96
10/13/2006	13	12.96
10/13/2006	12	12.96
10/13/2006	38	12.96
10/13/2006	22	12.96
10/13/2006	49	12.92
10/13/2006	30	12.92

CUSIP No. M8737E108

10/13/2006	21	12.92
10/13/2006	541	12.93
10/16/2006	91	13.05
10/16/2006	32	13.05
10/16/2006	118	12.85
10/16/2006	128	13.12
10/16/2006	342	12.85
10/16/2006	19	12.96

CUSIP No. M8737E108

EXHIBIT E

[Letterhead of Gornitzky & Co. Advocates and Notaries]

[Informal translation of the Hebrew original]

To:	18 October, 2006
Mr. Dror Wigdor, Attorney at Law
Yigal Arnon & Co., Law Offices
1 Azrieli Center

Tel Aviv, 67021                                                                                      By fax: 6087724 and by registered mail                                                                                                                                   - Without Prejudice To rights -

Dear Colleague,

Re:	Taro Pharmaceutical Industries Ltd. (Company No. 52-002290-6)

Our client, Franklin Templeton Investments, has instructed us to approach you as follows:

1.

Although Taro Pharmaceutical Industries Ltd. (hereinafter: the "Company") has undertaken to file its financial statements and to report to the securities authorities in the United States, to NASDAQ and to investors (including our client) regarding the results of the investigation by the independent counsel which was retained (according to the Company's reports) at request of the independent auditors of the Company, it has failed to do so in direct violation of the Israeli company laws governing it.

2.

The Company's conduct with regard to its failure to file its financial reports and violation of its obligations to the authorities, to NASDAQ and to its shareholders, suffers from a blatant lack of transparency, and is a clear violation of the law as well as being discriminatory against minority shareholders, including our client.

3.	Furthermore and as is surely known to your clients - the directors and officers of the Company, they bare responsibility, jointly and severally, for this "problematic" conduct of the Company.
4.

Therefore, and without derogating from the abovementioned and from each and every one of the directors and officers' personal responsibility for the Company's conduct and results thereof, our client, who holds, as of the date of our letter, approx. 13% of the Company's outstanding share capital, hereby demands that pursuant to section 63(b)(2) of the Companies Law, 5759-1999 (hereinafter: the "Companies Law"), each and every one of the directors and officers take all necessary action to convene an extraordinary general meeting of the shareholders at which the Company's auditors, legal advisors, members of the audit committee and any other person whose presence is required in the matter shall be present.

5.

Clearly, nothing set forth above serves to derogate from our client's parallel demand from each and every one of the directors and officers to act according to the provisions of article 257 of the Companies Law and immediately convene a meeting of the board of directors, which shall act on its power to convene an extraordinary general meeting of the shareholders without delay, pursuant to article 71 of the Company's articles of association,.

6.

Our client's future actions will be determined by the manner in which each and every one of the directors and officers acts and responds to the explicit demand to convene the meetings described above. If any of them fail to comply with his or

CUSIP No. M8737E108

her legal obligation, our client intends to enforce the duties imposed on such director and/or officer and on the Company in any manner legally available to it, including, but not limited to, initiating legal proceedings.

7.

In closing, our client wishes to once again clarify that it regards each and every one of the directors and officers as being personally and directly responsible for the Company's conduct, in general, and for the failure to file the statements and reports as well as the conduct surrounding this matter, in particular, and to call to their attention the fact that their acts and/or omissions in connection with the Company's conduct, in general, and in connection with its failure to file reports, in particular, may likely amount to a breach of their duties in their capacity as directors and/or officers of the Company, including the duty of care in accordance with section 252 of the Companies Law; the duty to act in a competent and reasonable manner, in accordance with section 253 of the Companies Law; and the duty of loyalty, in accordance with section 254 of the Companies Law.

8.

Nothing stated herein and/or omitted herefrom shall serve to exhaust and/or derogate from and/or to make redundant any claims and/or rights and/or demands and/or remedies of our client, both as regarding the directors and officers of the Company and as regarding any other party (including the Company's controlling shareholders and the Company's auditors) and they are all available to and reserved by our client.

Sincerely yours,

Pinhas Rubin, Adv.   Kfir Yadgar, Adv.